List of Subsidiaries of American Residential Properties, Inc.

	Name	State of Incorporation or Organization
1.	American Residential GP, LLC	Delaware
2.	American Residential Properties OP, L.P.	Delaware
3.	American Residential Properties TRS, LLC	Delaware
4.	American Residential Leasing Company, LLC	Delaware
5.	ARP 2014-1 Depositor, LLC	Delaware
6.	2014-SFR1 Equity Owner LLC	Delaware
7.	ARP 2014-1 Borrower, LLC	Delaware
8.	American Residential Mortgage Company, LLC	Delaware
9.	American Residential Florida Rentals, LLC	Delaware
10.	American Residential Georgia Rentals, LLC	Delaware
11.	American Residential North Carolina Rentals, LLC	Delaware
12.	Flat Iron VI LLC	Delaware
13.	Red River Rock LLC	Delaware
14.	Siphon Draw LLC	Delaware
15.	Las Piedras Owners Association	Arizona
16.	Regents Village Homeowners’ Association	North Carolina
17.	The Valencia on Maryland Condominium Association	Arizona